Compensation of Non-Employee Directors of Integra LifeSciences
                              Holdings Corporation

Effective as of the 2006 Annual Meeting of Stockholders of Integra LifeSciences Holdings Corporation (the "Company"), the annual compensation payable to non-employee directors of the Company will be as set forth below.

Directors will receive an annual equity grant, at their election, of 7,500 options or 1,875 shares of restricted stock, with the Chairman receiving 10,000 options or 2,500 shares of restricted stock.

Directors will also receive an annual retainer of $50,000, payable in one of four ways, at their election: (1) in cash, (2) in restricted stock, (3) one half in cash and one half in restricted stock or (4) in options to purchase common stock (the number of options determined by valuing the options at 25% of the fair market value of the common stock underlying the options), with a maximum of 5,000 options.

Cash payments will be paid in arrears on a quarterly basis. Options and restricted stock will be granted on the date of the annual meeting of stockholders at which directors are elected.

Options and restricted stock will fully vest six months after the grant date. Options will expire on the six year anniversary of the grant date. The exercise price of options granted will be the closing price of the Company's common stock on the grant date, and restricted stock will be valued based on the closing price of the Company's common stock on the date of the grant.

The Company will pay reasonable travel and out-of-pocket expenses incurred by non-employee directors in connection with attendance at meetings to transact business of the Company or attendance at meetings of the Board of Directors or any committee thereof.